Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the inclusion in this Amendment No. 1 of the Annual Report on Form 40-F for the year ended December 31, 2017 of Crescent Point Energy Corp. of our report dated February 28, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-205592) of Crescent Point Energy Corp. of our report dated February 28, 2018 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Calgary, Alberta
March 14, 2018